Exhibit 99.1

Annual General Meeting of AB Volvo

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 5, 2006--At the Annual General Meeting of AB Volvo (NASDAQ:VOLVF) (STO:VOLVA) (STO:VOLVB) (BSE:VLV) held on April 5, 2006, the Board's proposal to pay a dividend to the shareholders of SEK 16,75 per share, a total of about SEK 6,775 M, was approved. April 10, 2006 was adopted as the record date for entitlement to receive the dividend. Payment of the dividend is expected to be made through VPC (Swedish Central Securities Depository & Clearing Organization) on April 13, 2006.

Per-Olof Eriksson, Tom Hedelius, Leif Johansson, Louis Schweitzer and Finn Johnsson were re-elected members of the Board of AB Volvo and Ying Yeh, Philippe Klein and Peter Bijur were newly elected. Finn Johnsson was elected Board Chairman.

The fee to the Board of Directors was set at SEK 4,775,000, to be distributed among the members as follows: SEK 1,350,000 to the Chairman and a total of SEK 2,700,000 to the other members; in addition, SEK 250,000 to the chairman of the Audit Committee and SEK 125,000 to other members of the Audit Committee and SEK 75,000 to each of the members the Remuneration Committee.

The Board's Chairman Finn Johnsson, Eva Halvarsson, representing the 2nd AP Fund, Bjorn Lindh, representing SEB funds and others, Curt Kallstromer, representing Svenska Handelsbanken and others, and Thierry Moulonguet, representing Renault SA, were elected as members of the Election Committee. It was also decided that no fees shall be paid to the Election Committee.

In addition, the Meeting adopted the Board's proposal for a remuneration policy for Group Executive Management. The remuneration policy confirms the principles previously applied for remunerations and other benefits as well as the basic principle that management's remuneration and other terms of employment shall be competitive to ensure that the Volvo Group can attract and retained skilled senior executives.

The Meeting resolved to establish a new share-based incentive program during the second quarter of 2006 for senior executives in the Volvo Group. The program mainly involves that a maximum of 518,000 Series B shares in the Company could be allotted to a maximum of 240 senior executives, including members of Group Management, during the first six months of 2007. The allotment shall depend on the degree of fulfillment of certain financial goals for the 2006 fiscal year and which are set by the Board. If these goals are fulfilled in their entirely and if the price of the Volvo B share at the time of allotment is SEK 370, the costs for the program will amount to about SEK 230 M. So that Volvo shall be able to meet its commitment in accordance with the program in a cost-efficient manner, the Meeting further resolved that Volvo may transfer own shares (treasury stock) to the participants in the program.

The Meeting approved the Board's proposal of changes in the Articles of Association. The revisions mainly involve aligning the Articles of Association to the new Swedish Companies Act that became effective on January 1, 2006 and that certain superfluous articles be deleted.

The Annual General Meeting also adopted the Election Committee's proposals of revised instruction for the Election Committee. The change involved the procedure for appointing new owner representatives on the Election Committee in the event of an ownership change in the company, among other events.

April 5, 2006

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT:	Volvo
Marten Wikforss, +46 31 66 11 27
or +46 705 59 11 49